Exhibit 99.1

Nortek Reports First Quarter 2013 Results

Residential Heating and Cooling and Technology Solutions Segments
Achieve Double-Digit Sales Growth

Providence, RI, May 9, 2013 - Nortek, Inc. (Nasdaq: NTK), a global diversified company with leading brands and innovative, technology-driven products and solutions for residential and commercial applications, today announced financial results for the three months ended March 30, 2013.

First Quarter 2013 Highlights

- Net sales were $519.1 million, compared with $522.8 million in the first quarter of 2012.
- Gross margin was 27.3%, compared with 27.9% in the same quarter a year earlier.
- Selling, general and administrative expense (SG&A) increased to $125.6 million from $110.1 million a year earlier. As a percentage of net sales, SG&A expense increased to 24.2% from 21.0% in the first quarter of 2012.
- Depreciation and amortization expense was $20.5 million, compared with $20.3 million in the same quarter a year earlier.
- Operating earnings were $4.6 million, compared with $24.9 million in the first quarter of 2012. Operating earnings in the first quarter of 2013 were net of $7.3 million of restructuring expense and $4.3 million of transformation expense, while operating earnings in the first quarter of 2012 were net of $2.6 million of expense related to the decision to discontinue development of a certain new product.
- Net loss was $15.1 million, or $0.98 loss per share, compared with net loss of $1.2 million, or $0.08 loss per share, in the first quarter of 2012.
- As of March 30, 2013, Nortek had $201.4 million of unrestricted cash and cash equivalents on its balance sheet, compared with $144.7 million on December 31, 2012.
- As of March 30, 2013, Nortek had $85.0 million of borrowings outstanding under its ABL facility, compared with no borrowings on December 31, 2012.

Comments on the First Quarter

"The first quarter of 2013 was in line with our expectations," said Nortek President and Chief Executive Officer Michael J. Clarke. "Net sales and gross margin were very close to the first quarter last year. At the same time we made large investments in people and processes to drive our transformation, which resulted in higher SG&A expense in the quarter. We expect these investments will provide Nortek with significant long-term benefits."

"At the segment level, Residential Heating and Cooling sales were up substantially from the first quarter last year, driven mainly by market demand and growth with certain customers," said Clarke. "Our Technology Solutions segment also had a good quarter, driven by higher sales of security and home automation products. These increases were offset by lower net sales in our other segments."

"As we have previously discussed, our comparisons for the first half of 2013 in the Custom and Engineered Solutions (CES) segment will be difficult," Clarke said. "Although CES sales were down in the first quarter as expected, we were able to maintain our gross margin in this segment. Sales in our Display Mount Solutions (DMS) segment declined as well, driven by lower volume in the less profitable portions of the business. Sales to customers in our more profitable DMS branded business increased, however, and the favorable sales mix contributed to higher operating profit and margins for the segment. In our Residential Ventilation segment, first-quarter sales were down in Europe and, to a lesser extent, in North America, reflecting a decrease in Canadian housing starts and weakness in the remodeling and replacement markets. These declines were partially offset by strength in residential new construction in the U.S."

Comments on 2013 Outlook

"We believe that 2013 will be the start of a transformative chapter in Nortek's history," said Clarke. "Our long-term goal is to position Nortek as a world-class manufacturer of some of the strongest brands in its markets. Near term, our highest priority is to optimize our manufacturing footprint, distribution network and supply chain. We also expect to make significant investments in product development and marketing. Our growth-focused agenda has the potential to be just as transformative for Nortek as our operational improvement initiatives. We are looking forward to reporting further advances in both areas as 2013 progresses."

First Quarter Conference Call Details

Nortek has scheduled a conference call to review its results for the first quarter of 2013 tomorrow, May 10, 2013, at 10:00 a.m. ET. Those who wish to listen to the conference call webcast should visit the Investor Relations section of the Company's website at www.nortekinc.com. The live call also can be accessed by dialing (877) 709-8155 or (201) 689-8881 prior to the start of the call. For those who are unable to listen to the live call, the webcast will be archived on the Company's website.

About Nortek

Nortek* is a global, diversified company whose many market-leading brands deliver broad capabilities and a wide array of innovative, technology-driven products and solutions for lifestyle improvement at home and at work. The Company's broad array of offerings includes audio/video and security solutions, digital display mounting solutions, ventilation products such as range hoods and bathroom fans, heating and cooling products, and air management systems.

As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.

Safe Harbor Statement

In this press release, we discuss and analyze the results of operations and financial condition of Nortek, Inc. and its wholly-owned subsidiaries. In addition to historical information, we also make statements relating to the future, called "forward-looking" statements, which are provided under the "safe harbor" protection of the U.S. Private Securities Litigation Reform Act of 1995. When used in this press release, words such as "anticipate," "believe," "could," "estimate," "expect," "feel," "intend," "may," "plan," "potential," "project," "should," or "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties, over which we have no control, that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual future activities and operating results to differ include: the availability and cost of certain raw materials (including, among others, steel, copper, packaging materials, plastics, resins, glass, wood and aluminum) and purchased components; freight costs; global economic conditions and the level of domestic and foreign construction and remodeling activity affecting residential and commercial markets; interest rates; employment levels; inflation; foreign currency fluctuations; foreign economic and political conditions; consumer spending levels; exposure to foreign economies; the rate of sales growth; prices; competition; maintaining good relationship with customers and suppliers; weather fluctuations; acquisition and integration risks; the success of our operational improvement initiatives; labor disruptions; increased costs associated with regulatory compliance; changes in tax law; our ability to service our indebtedness; and product and warranty liability claims. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, readers are urged to carefully review and consider the reports and filings of Nortek with the Securities and Exchange Commission including the description of "risk factors" set forth under Item 1A in our Annual Report on Form 10-K.

NORTEK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

	For the first quarter ended	
	March 30, 2013	March 31, 2012
	(Dollar amounts in millions, except per share data)	
Net Sales	$ 519.1	$ 522.8
Cost of products sold	377.6	376.8
Gross profit	141.5	146.0
Selling, general and administrative expense, net	125.6	110.1
Amortization of intangible assets	11.3	11.0
Operating earnings	4.6	24.9
Interest expense	(24.6)	(24.5)
(Loss) earnings before (benefit) provision for income taxes	(20.0)	0.4
(Benefit) provision for income taxes	(4.9)	1.6
Net loss	$ (15.1)	$ (1.2)
Basic loss per share	$ (0.98)	$ (0.08)
Diluted loss per share	$ (0.98)	$ (0.08)
Weighted Average Common Shares:		
Basic	15,331,415	15,130,272
Diluted	15,331,415	15,130,272

The accompanying notes are an integral part of this unaudited condensed consolidated summary of operations.

NORTEK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

Nortek, Inc. ("Nortek") and all of its wholly owned subsidiaries, collectively the "Company," is a global, diversified company whose many market-leading brands deliver broad capabilities and a wide array of innovative, technology-driven products and solutions for lifestyle improvement at home and at work. Operating within five reporting segments, the Company manufactures and sells, primarily in the United States, Canada and Europe, with additional manufacturing in China, a wide variety of products for the remodeling and replacement markets, the residential and commercial new construction markets, the manufactured housing market, and the personal and enterprise computer markets.

The Company operates on a calendar year, and each interim period is comprised of two 4-week periods and one 5-week period, with each week ending on a Saturday. The Company's fiscal year always begins on January 1 and ends on December 31. As a result, the Company's first and fourth quarters may have more or less days included than a traditional 4-4-5 fiscal calendar, which consists of 91 days. The three months ended March 30, 2013 and March 31, 2012 include 89 days and 91 days, respectively.

The accompanying unaudited condensed consolidated summary of operations reflects the accounts of the Company after elimination of intercompany accounts and transactions, without audit and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair statement of the interim periods presented. Operating results for the first quarters ended March 30, 2013 and March 31, 2012 are not necessarily indicative of the results that may be expected for other interim periods or for any fiscal year.

This unaudited condensed consolidated summary of operations should be read in conjunction with the unaudited condensed consolidated financial statements and notes included in the Company's latest quarterly report on Form 10-Q, its audited consolidated financial statements and the related notes included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 ("2012 Form 10-K") and its latest Current Reports on Form 8-K as filed with the Securities and Exchange Commission ("SEC").